Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: September 13, 2022

[The following is an excerpt of an interview that was conducted at Digital X 2022 on September 13, 2022]

Transcript – Hock Tan, Broadcom Inc., President and Chief Executive Officer, at Digital X 2022

Adel Al-Saleh, CEO of T-Systems and Member of the Board of Management at Deutsche Telekom AG: Hock, good to see you. Thank you very much for coming. Hock flew in from the West Coast to be with us, I really appreciate that. And first of all, you and I were talking in the backstage, the partnership between Broadcom and Deutsche Telekom goes many, many years. And today if you look at our networks, whether it’s our fixed networks, whether it’s our wireless LANs, you look at our phones, you look at our routers, you look at our infrastructure now Hock, software, you’ve built this leading technology company that is a huge partner of ours. So we are very proud to have you here and we appreciate that partnership.

Hock Tan: I’m glad to be here.

Adel Al-Saleh: My first question is we just talked to Raghu and I think many of you know that Broadcom is in the process of acquiring VMware for 61 billion dollars – big time, this is big leagues. So Hock, when you listen to our strategy, especially what we talked about, what do you think about it and do you support it?

Hock Tan: Well, you know, as you said Adel, Broadcom, Deutsche Telekom, T-systems, has a partnership that has gone back over 20 years. Just as a little bit of history, if you don’t mind me reminiscing — started in the digital home if you recall, from video we went to smart phone, you call it today, and now fiber to the home. And with infrastructure software for 20 years with T-systems, on infrastructure software. And with VMware today, or soon to be, the next six months of so, we are very happy to double down on our partnership with Deutsche Telekom.

Adel Al-Saleh: And it’s amazing Hock, because the enterprise you’ve built that came from a core technology of semiconductors now covers multiple facets of what our clients deal with, right? And like you said doubling down on this VMware and software in general is very important to us, as your customer, as your partner, as partners going into the market supporting our clients. Hock, I have another question. You hear the noise about sovereign cloud and sovereignty in general. And sitting in the U.S. and the West Coast, how do you see sovereignty, what are your views on this?

Hock Tan: Well, sovereign cloud is coming in and there’s no denying it. And one of the reasons in fact we look at VMware as a very critical, strategic product line and asset in this whole game is over the last five years, they have great engineers, their engineers created a platform that allows enterprises to create a cloud environment with all of the cloud benefits of velocity, resiliency and applications on-prem. Today, and you heard Raghu say it, they’ve created another platform side-by-side that will enable modern applications to be created, to be managed, operated, to run clusters of Kubernetes. The two platforms taken together will allow workloads, any workloads running on-prem to migrate seamlessly, securely to any public cloud and back again. So this has really brought in a concept of choice, flexibility for enterprises, countries, to basically create a cloud environment, which they can own, operate and manage. The concept of a sovereign cloud, where as things, rules, policies, privacy, data residency, security changes we can easily change it in your own cloud. And that’s my concept of sovereign cloud and I think the time for it is here.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to consummate the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; cyber-attacks, information security and data privacy; global political and economic conditions, including rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; and events and trends on a national, regional and global scale, including the cyclicality in the semiconductor industry and other target markets and those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of VMware.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.

Participants in the Solicitation

Broadcom, VMware and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of Broadcom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Broadcom’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on February 18, 2022, and Broadcom’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021, which was filed with the SEC on December 17, 2021.  Information about the directors and executive officers of VMware, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VMware’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 27, 2022, VMware’s Annual Report on Form 10-K for the fiscal year ended January 28, 2022, which was filed with the SEC on March 24, 2022, a Form 8-K filed by VMware on April 22, 2022 and a Form 8-K filed by VMware on May 2, 2022.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from Broadcom or VMware using the sources indicated above.